SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 13)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amended Tender Offer Statement (this “TO Amendment No. 13”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007, January 30, 2007, February 6, 2007, February 12, 2007, February 13, 2007, February 15, 2007, February 16, 2007, February 20, 2007, February 22, 2007, February 28, 2007, March 1, 2007, March 2, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 13 is filed on behalf of the Purchasers.

The information in the Offer to Purchase and the related ADS Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 9 AND ITEM 11.

At the March 2, 2007 PT extraordinary meeting of shareholders, the third item of the agenda relating to the removal of the voting limitation in the bylaws of PT, the approval of which was a Condition of the U.S. Offer, was rejected by the majority of the votes cast.

The proposal relating to the fourth item of the agenda concerning the authorisation for the Purchasers to hold Ordinary Shares representing more than 10% of PT’s share capital was not submitted to discussion and voting at the EGM, as it was subject to the success of the Offers.

In accordance with a statement made by the CMVM, the Portuguese Offer has lapsed. Accordingly the Conditions to the U.S. Offer cannot be satisfied and the Purchasers will not accept for purchase any PT Shares tendered in the U.S. Offer.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By:	/s/ Belmiro Mendes De Azevedo
Name:	Belmiro Mendes De Azevedo
Title:	Chairman of the Board of Directors

By:	/s/ Ângelo PaupJrio
Name:	Ângelo PaupJrio
Title:	Director

SONAECOM, SGPS, S.A.

By:	/s/ Christopher Lawrie
Name:	Christopher Lawrie
Title:	Director

By:	/s/ Luís Reis
Name:	Luís Reis
Title:	Director

SONAECOM, B.V.

By:	/s/ Christopher Lawrie
Name:	Christopher Lawrie
Title:	Director

By:	/s/ Luís Reis
Name:	Luís Reis
Title:	Director

Date: March 5, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January 15, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January 24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on January 29, 2007***
(a)(5)(D)	Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(E)	English translation of Portuguese language newspaper advertisement published in Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007*****
(a)(5)(G)	Announcement of recommendation of Glass Lewis to Portugal Telecom shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 15, 2007******
(a)(6)(H)	Portuguese language announcement of increase in offer price issued in Portugal by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(I)	English language announcement of increase in offer price issued in the United States by Sonaecom, SGPS, S.A. on February 15, 2007*******
(a)(5)(J)	Summary Investor Presentation: Best and Final Cash Offer dated February 16, 2007********
(a)(5)(K)	Text of newspaper advertisement dated February 19, 2007********
(a)(5)(L)	Response document issued by Sonaecom, SGPS, S.A. on February 21, 2007*********
(a)(5)(M)	Statement confirming final offer issued by Sonaecom, SGPS, S.A. on February 22, 2007*********
(a)(5)(N)	Announcement of the CMVM’s statement on the blocking of shares issued by Sonaecom, SGPS, S.A. on February 22, 2007*********
(a)(5)(O)

Announcement of commitment to a shareholder remuneration plan equal or higher to the proposal presented by PT’s Board of Directors and commitment to increase free-float at the option of PT shareholders issued by Sonaecom, SGPS, S.A. on February 27, 2007**********

(a)(5)(P)

Announcement of a request by Sonaecom to the CMVM to amend the Portuguese prospectus and the consequential suspension of the Portuguese Offer, issued by Sonaecom SGPS, S.A. on February 28, 2007 **********

(a)(5)(Q)	English translation and original Portuguese text of an advertisement titled “Win-Win” published in local newspapers in Portugal on March 1, 2007***********
(a)(5)(R)	English translation and original Portuguese text of an advertisement titled, “Who is afraid of your decision?” published in local newspapers in Portugal on March 1, 2007***********
(a)(5)(S)	English translation and original Portuguese text of an advertisement titled “Abstaining is saying no” published in local newspapers in Portugal on March 1, 2007***********
(a)(5)(T)	English translation and original Portuguese text of an open letter to PT shareholders published by Sonaecom, SPGS, S.A. on March 2, 2007*************
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*
(b)(3)	Common Terms Agreement dated January 12, 2007*
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper program between Sonae and Banco Comercial Português S.A. dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*
(b)(7)	First Amending Agreement dated February 19, 2007********
(b)(8)	Undertaking to Pay Amendment Letter dated February 19, 2007********
(b)(9)	English language summary of Portuguese language commercial paper program between Sonae and ABN Amro Bank, N.V. dated February 19, 2007********
(b)(10)	English translation of Portuguese language Confirmation Letter of ABN Amro Bank, N.V. dated February 19, 2007********

*	Previously filed on Schedule TO dated January 16, 2007
**	Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007
***	Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007
****	Previously filed on Amendment 4 to the Schedule TO dated February 12, 2007
*****	Previously filed on Amendment 5 to the Schedule TO dated February 13, 2007
******	Previously filed on Amendment 6 to the Schedule TO dated February 15, 2007
*******	Previously filed on Amendment 7 to the Schedule TO dated February 16, 2007
********	Previously filed on Amendment 8 to the Schedule TO dated February 20, 2007
*********	Previously filed on Amendment 9 to the Schedule TO dated February 22, 2007
**********	Previously filed on Amendment 10 to the Schedule TO dated February 28, 2007
***********	Previously filed on Amendment 11 to the Schedule TO dated March 1, 2007
************	Previously filed on Amendment 12 to the Schedule TO dated March 2, 2007